FORM RW

POSEIDON CONTAINERS HOLDINGS CORP.
c/o Technomar Shipping Inc.
3-5 Menandrou Street
14561, Kifissia
Athens, Greece

August 13, 2015

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Poseidon Containers Holdings Corp.
Rule 477 Application for Withdrawal
Registration Statement on Form F-1 (File No. 333-204968)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the U.S. Securities Act of 1933, as amended (the "Securities Act"), Poseidon Containers Holdings Corp., a Marshall Islands corporation (the "Company"), hereby requests that the U.S. Securities and Exchange Commission (the "Commission") consent to the immediate withdrawal of the Company's Registration Statement on Form F-1 (File No. 333-204968), together with all exhibits thereto, which was initially filed with the Commission on June 15, 2015, as thereafter amended (the "Registration Statement"). The Registration Statement was declared effective by the Commission on July 29, 2015.

At this time, due to market conditions, the Company has determined not to proceed with the initial public offering contemplated by the Registration Statement.  The Company confirms that no securities were sold in connection with the offering described in the Registration Statement.

Accordingly, the Company requests that the Commission issue an order granting the withdrawal of the Registration Statement (the "Order") effective as of the date hereof or at the earliest practicable date hereafter.  Please provide a copy of the Order to the undersigned via email at georgey@technomar.gr, with a copy to the Company's legal counsel, Gary J. Wolfe of Seward & Kissel LLP, via email at wolfe@sewkis.com.

The Company also respectfully requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions regarding this application, please contact Gary J. Wolfe of Seward & Kissel LLP by telephone at (212) 574-1223 or by email at wolfe@sewkis.com.

Sincerely, POSEIDON CONTAINERS HOLDINGS CORP.
By: /s/ George Giouroukos Name: George Giouroukos Title: Chief Executive Officer